CM

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

SECU  SSION

10035521

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Ave., 26th Floor

(No. and Street)

New York	New York	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Weild 212-542-9979

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – *if individual, state last, first, middle name*)

123 E. Lake Street Suite 105	Bloomingdale,	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010
JD

OATH OR AFFIRMATION

I, David Weild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMA Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LILLIAN CALCATERRA
NOTARY PUBLIC, State of New York
No. 01CA4971871
Qualified in Kings County
Cert. Filed in New York County
Commission Expires Sept. 10, 20 10

Notary Public

Signature

Chairman & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMA PARTNERS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

CMA Partners, LLC
405 Lexington Ave., 26th Floor
New York, NY 10174

Subject: December 31, 2009 Annual Report

Please find your copy of the 2009 Annual Report of CMA Partners, LLC attached.

This report has been prepared by an independent certified public accountant and contains a summary of CMA Partners, LLC's financial activity for the year ended December 31, 2009.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,



David Weild
Chief Executive Officer
CMA Partners, LLC

Date signed **February 24, 2010**

CMA PARTNERS, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 7

Supplemental Information

Schedule I 8

Computation of Net Capital under Rule 15c3-1

Reconciliation with Company's Net Capital Computation

Schedule II 9

Computation for Determinination of Reserve Requirement Pursuant to Rule 15c3-3

Information for Possession or Control Requirements under Rule 15c3-3

Reconciliation between Audited and Unaudited Statement of Financial Condition

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation 10

SIPC Transitional Assessment Reconciliation From SIPC-7T 11 - 12

Independent Auditors' Report on Internal Accounting Control 13 - 14



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

Members
CMA Partners, LLC
New York, NY

We have audited the accompanying statement of financial condition of CMA Partners, LLC (the "Company"), as of December 31, 2009, and the related statements of operations and changes in stockholders' equity and its cash flow for the year ended December 31, 2009 that you are filing pursuant to Rule 17-a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMA Partners, LLC as of December 31, 2009, and the results of its operations and changes in its stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the other schedules contained in Schedule I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by rule 17-a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures described above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA

Bloomingdale, IL
February 22, 2010

CMA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets		
Cash and cash equivalents	$	70,661
Prepaid expenses		449
Total assets	$	71,110
Liabilities and members' equity		
Liabilities		
Accrued expenses	$	5,000
Total liabilities		5,000
Members' equity		66,110
Total liabilities and members' equity	$	71,110

See accompanying notes to financial statements.

CMA PARTNERS, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2009		
Expenses		
Professional fees	$	1,500
Licenses and permits		8,828
Other operating expenses		1
Total expenses		10,329
Income (loss) before interest		(10,329)
Interest income		378
Net income (loss)	$	(9,951)

See accompanying notes to financial statements.

CMA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2009		
Members' equity, beginning of year	$	64,461
Capital contributions		11,600
Net income (loss)		(9,951)
Members' equity, end of year	$	66,110

See accompanying notes to financial statements.

CMA PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009		
Cash flows from operating activities		
Net income (loss)	$	(9,951)
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		498
Accrued expenses		1,500
Other liabilities		(4,100)
Net cash provided (used) by operating activities		(12,053)
Cash flows from financing activities		
Capital contributions		11,600
Net cash provided (used) by operating activities		11,600
Net change in cash and cash equivalents		(453)
Cash and cash equivalents, beginning of year		71,114
Cash and cash equivalents, end of year	$	70,661

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

CMA Partners, LLC (the "Company"), formerly The National Research Standard, Inc. ("NRS"), is a New York Limited Liability Corporation, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Capital Markets Advisory Partners, LLC ("CMAP"). Mr. David Weild IV is the sole member of CMAP.

The NRS was a wholly-owned subsidiary of The National Research Exchange Inc. ("NRE"). NRS was initially organized during 2004 as a limited liability company and during 2004 the members exchanged their member investments for shares of common stock of NRS. On October 13, 2007, NRE sold NRS to David Weild IV who changed the name from NRS to CMA Partners, LLC.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company adopted SFAS 157 as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company's financial statements.

Income Taxes

The Company reports as partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as its taxable income (loss) of the Company is includable in the members' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $64,844 which exceeded the requirement by $14,844.

CMA PARTNERS, LLC

SUPPLEMENTAL INFORMATION

December 31, 2009

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	66,110
Less: Non-allowable assets		(449)
Less: Haircut on money market funds		(816)
Net capital	$	64,845
Net minimum capital requirement of 6.67% of aggregate indebtedness of $5,000 or $50,000 whichever is greater		50,000
Excess net capital	$	14,845

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2009	$	65,745
Accrual for year end audit		(5,000)
Reclass of intercompany payable as a capital contribution		4,100
Net capital per above computation	$	64,845

CMA PARTNERS, LLC

SUPPLEMENTAL INFORMATION

For the year ended December 31, 2009

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

	Debit	Credit
Professional fees	$ 5,000	
Accrued expenses		$ 5,000
To accrue for the 2009 annual audit		
Due to Parent	$ 4,100	
Members' equity		$ 4,100
To reclass intercompany payable as a capital contribution		



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
CMA Partners, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7T to the Securities Investor Protection Corporation (SIPC) for the period of April 1, 2009 to December 31, 2009, which were agreed to by CMA Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating CMA Partner, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CMA Partner, LLC's management is responsible for CMA Partner, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 without exception;

3. There were no adjustments reported in Form SIPC-7T thus no differences noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and

5. There was no application of overpayment, thus no difference between the current assessment and original computation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 22, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

605 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CMA PARTNERS, LLC
405 LEXINGTON AVE 26th FLR
NEW YORK, NY 10174

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

6/30/2009
Date Paid

C. Assessment balance due Ø

D. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ Ø

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ Ø

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CMA PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOP
(Title)

Dated the 10 day of FEB, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 222

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 222

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Member
CMA Partners, LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of CMA Partners, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(l1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2009, and this report does not affect our report thereon dated February 22, 2010.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.



Bloomingdale, IL
February 22, 2010